July 9, 2019

VIA EDGAR

Michelle Miller

Gus Rodriguez

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed on April 25, 2019 (File No. 001-38269)

Dear Ms. Miller and Mr. Rodriguez:

This letter sets forth the Company’s response to the comments contained in the letter dated June 25, 2019 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2018 Form 20-F filed by the Company on April 25, 2019 (the “2018 20-F”). The comments are repeated below in bold and followed by the response thereto.

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Form 20-F for the fiscal year ended December 31, 2018

Business Overview

Investors, page 50

1.	Please disclose in future filings, the number and percent of individual and institutional repeat investors for the periods presented.

The Company respectfully advises the Staff that the Company believes that while user stickiness is an important measure for the Company’s business, assessing investor stickiness through the number and percent of individual and institutional repeat investors poses some measurement challenges and therefore the Company does not encourage such a metric for the purpose of understanding the Company’s business. From business operations perspective, the Company closely monitors key operating metrics relating to whether there is a sufficient amount of fund available for borrowers’ loan requests.

For individual investors, the Company closely monitors the number of individual investors and the amounts that they invest over time. These two metrics have already been captured through the total number of individual investors and the total loan origination volume, both of which have already been disclosed in the Form 20-F for the fiscal year ended December 31, 2018. Moreover, the number of new individual investors during a period can be calculated by taking the difference of the total cumulative individual investors as disclosed on each period end date. In addition, it is difficult to define “repeat” due to the challenge in identifying repeat investing intentions. For example, an individual investor breaks up an investment into two portions, one of which is invested in the morning and the other is invested in the afternoon (or the following day). While this may not be seen as a truly repeat behavior, it may be measured as such. Such information does not provide sufficient value for understanding our business.

For institutional funding partners, apart from the reason discussed above, the Company and each institutional funding partner typically agree on an aggregated amount of funds and an investment period (typically over one year) under their collaboration contracts. The Company only began to systematically develop such institutional relationships in the second half of 2018. As of December 31, 2018, the Company only had over 10 institutional funding partners on our consumer finance marketplace. Most of the contracts with institutional funding partners are still in their initial terms. As a result, the Company cannot meaningfully measure the number of repeat institutional funding partners.

Secondary loan market, page 52

2.	Please disclose in future filings, the volume of loans transferred in your secondary loan market for the periods presented.

The Company respectfully advises the Staff that the volume of loans transferred in the secondary loan market was RMB1,240.4 million in 2017 and RMB1,416.6 million in 2018. In response to the Staff’s comments, the Company will disclose the volume of loans transferred in the secondary loan market in future Form 20-F filings.

Discussion of Certain Balance Sheet Items, page 91

3.

Please discuss and analyze year-over-year changes in accounts receivable, the related provision for doubtful accounts, contract assets and funds payable to investors in future filings for all periods presented.

In response to the Staff’s comments, the Company will disclose the discussion and analysis of year-over-year changes in accounts receivable, the related provision for doubtful accounts, contract assets and funds payable to investors in future Form 20-F filings substantially in the same form as follows:

Accounts receivable and related provision for doubtful accounts

Accounts receivable primarily consists of transaction fees for facilitation and post facilitation services. Provision for doubtful accounts mainly consist of provision for accounts receivable for loan facilitation and post facilitation services. Accounts receivable increased by 4,469.0% to RMB812.0 million (US$118.1 million) in 2018 from RMB17.8 million in 2017, mainly due to the adoption of ASC 606 effective January 1, 2018 and change in fee collection model. Under the old revenue standard, monthly transaction fees are considered contingent fees that are not available for revenue allocation until receipt, and therefore no receivables were recognized. Instead of collecting the entire transaction fees upfront, the Company started to collect transaction fees as part of monthly repayment in December 2017. Provision for doubtful accounts increased from nil in 2017 to RMB106.7 million (US$15.5 million) in 2018, mainly due to an increase in accounts receivable. The Company maintains a provision for doubtful accounts to reserve for potentially uncollectible receivable amounts.

Contract assets

Contract assets mainly consist of investment management fees for investment programs. Contract assets increased from nil in 2017 to RMB112.1 million (US$16.3 million) in 2018, mainly due to the adoption of ASC 606 effective January 1, 2018 and the increase in volume of outstanding investment programs which reflects the preference of investors on the platform. Under the old revenue standard, the investment management fees are considered not fixed and determinable until receipt, and therefore no contract assets are recognized. Under ASC 606, revenue is recognized during the term of the investment program with an accompanying increase in contract assets as the performance obligation is satisfied over time.

Funds payable to investors of consolidated trusts

Funds payable to investors of consolidated trusts increased by 199.6% to RMB1,505.9 million (US$219.0 million) in 2018 from RMB502.6 million in 2017, mainly due to the increase in the volume of consolidated trusts as a result of our increasing efforts in attracting institution funding partners to meet the borrowing demand on our marketplace.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(i) Restricted Cash, page F-19

4.	Please disaggregate, in future filings, restricted cash related to quality assurance obligations to individual investors with capped obligations and institutional investors without capped obligations.

The Company respectfully advises the Staff that funding from institutional funding partners is a relatively new business and funding source. As of December 31, 2018, the amount of restricted cash related to quality assurance obligations to institutional funding partners was only RMB30.5 million, representing 1.3% of the restricted cash related to total quality assurance obligations. The Company believes that the restricted cash related to quality assurance obligations to institutional funding partners is still insignificant and may not be able to provide much meaningful information for investors’ investment decision. The Company is closely monitoring the proportion for institutional funding partners and will disaggregate such figure in future Form 20-F filings after this proportion reaches certain level of significance.

(t) Quality Assurance Payable and Receivable, page F-28

5.	Please address the following in future filings with respect to your quality assurance programs:

•

Disaggregate the quality assurance obligation and receivable between individual investors for which default obligations are capped and institutional investors for which default obligations are not capped;

The Company respectfully advises the Staff that funding from institutional funding partners is a relatively new business and funding source. As of December 31, 2018, the quality assurance obligation and quality assurance receivable related to institutional funding partners were RMB172.0 million and RMB125.3 million, representing 4.5% and 6.1% of total quality assurance obligation and of total quality assurance receivable, respectively. The Company believes that such proportions are not significant from business operations perspective and may not be able to provide much meaningful information for investors’ investment decision. The Company is closely monitoring the proportions of the quality assurance obligation and quality assurance receivable related to institutional funding partners and will disaggregate such figures in future Form 20-F filings after the proportions reach certain level of significance.

•	Disclose the financial statement line item the contingent liability of RMB 3,381 million is recognized in the statement of comprehensive income;

The Company respectfully advises the Staff that as disclosed in note 2(t) on page F-28, the quality assurance obligation is recognized at fair value at inception on a loan by loan basis. Subsequently, the quality assurance obligation is measured at the higher of ASC Topic 460 component and ASC 450 component. The ASC Topic 460 component is reduced over the term of the loan as the Company is released from the underlying risk (i.e. borrower repay or default payouts). ASC Topic 450 liability is the contingent liability that represents our expectation of future payouts. The release of ASC Topic 460 component is recognized in the gain (loss) from quality assurance in the consolidated statement of comprehensive income. If the ASC Topic 460 component falls below the ASC Topic 450 component, a contingent liability (i.e. the RMB 3,381 million disclosed in the Form 20-F for the fiscal year ended December 31, 2018) would be set up with an accompanying loss recognized in the gain (loss) from quality assurance in the consolidate statement of comprehensive income.

In response to the Staff’s comments, the Company will disclose the financial statement line item that subsequent changes in ASC Topic 450 and ASC Topic 460 components are recognized in future Form 20-F filings.

•

Disclose why the RMB 157,633 gain was recognized as a reduction to quality assurance receivables since the original receivable is recognized at fair value based on contractual amounts due from the borrower, including expected defaults; and

The Company respectfully advises the Staff that the RMB157.6 million recognized as a reduction in quality assurance receivables was a loss recognized in the gain (loss) from quality assurance. As disclosed in note 2(t) on page F-29, quality assurance receivable is recognized at fair value at loan inception which takes into consideration the expected defaults that would not be collected. At each balance sheet date, the Company estimates the future cash flows of the quality assurance receivable and assesses whether there is any indication of impairment. If the carrying amounts of quality assurance receivable exceeds the expected collections, an impairment loss is recorded for the quality assurance receivable not recoverable. The RMB157.6 million represents the additional amount of quality assurance receivable that is considered unrecoverable due to the changes in default expectation, which is recognized as a loss in the gain (loss) from quality assurance in the consolidated statement of comprehensive income.

In response to the Staff’s comments, the Company will disclose the reasons of subsequent changes in quality assurance receivables in future Form 20-F filings.

•

Disclose why the maximum potential future payments you would be required to make are only RMB 2,781 million considering the outstanding quality assurance obligation of RMB 3,819 million at December 31, 2018.

The Company respectfully advises the Staff that the RMB2,781 million is the ASC Topic 450 component of the quality assurance obligations. As discussed above, the quality assurance obligation is subsequently recognized as the higher of the ASC Topic 460 and ASC Topic 450 components determined on a loan by loan basis. The difference between RMB2,781 million RMB3,819 million represents the amount of ASC Topic 460 component that has not been released as of December 31, 2018. Further, the outstanding loan balances, including principal and interests, covered by the quality assurance obligation was RMB19,350.7 million as of December 31, 2018.

In response to the Staff’s comments, the Company will change the disclosure to clarify that the balance previously disclosed was related to ASC 450 component and further disclose the outstanding loan balances covered by the quality assurance obligation in future Form 20-F filings.

(v) Revenue recognition

Revenue from Single Loans, page F-33

6.

You state that you charge a transaction fee as part of the borrowers’ monthly repayment that includes loan facilitation and post-facilitation services, that you recognize the allocated loan facilitation fee as revenue upon execution of loan agreements between investors and borrowers and post-facilitation revenue is recognized over the loan term on a straight-line method. Please address the following in future filings:

•

Disclose the contract terms for loan facilitation, post-facilitation, and quality assurance fees, including if a borrower can prepay their loan and if so, how you account for the related contractual obligations for outstanding and unpaid transaction fees. Please refer to ASC 606-10-50-1(b); and

The Company respectfully advises the Staff that other than the contract terms already disclosed in note 2(t) on page F-27 through F-29 and note 2(v) on page F-31 through F-35, in accordance with a series contracts entered into among the borrowers, investors and the Company where it acted as an agent, the Company generally provides the following services to the borrowers and investors:

•	The Company operates a platform that enables borrowers and investors to exchange information;

•	The Company collects information from borrowers, conduct credit assessment and match borrowers with investors;

•	Once borrowers and investors are matched, the Company is responsible for collect and transfer funds between borrowers and investors;

•	The Company will also provide investors with collection services upon borrowers’ default;

•

Borrowers are obligated to pay the Company a monthly transaction fee as part of their monthly repayment. In the event of prepayment, borrowers are obligated to pay the outstanding unpaid transaction fee in full;

•

If a loan is subject to the protection of the quality assurance program, borrowers are obligated to pay a monthly quality assurance contribution on top of the principle, interest and transaction fee as part of the monthly repayment. In the event of prepayment, the borrowers are also obligated to pay the outstanding unpaid quality assurance contribution in full.

In the event of prepayment, the Company is entitled to collect the entire outstanding and unpaid transaction fee. As a result, the transaction price is initially determined assuming the contract will not be cancelled/terminated before the end of the contract term. Early prepayment is essentially an early cancellation of the contract. In accordance with ASC 606-10-32-4, the Company assumes that the services will be transferred to the customer as promised in accordance with the existing entire contract and that the contract will not be cancelled. When borrower prepays, the contract is cancelled and the remaining unrecognized contract balances will be recognized immediately.

In response to the Staff’s comments, the Company will disclose the contract term for prepayments in future Form 20-F filings.

•

Disclose how you applied the guidance in ASC 606-10-32-11; Variable Consideration and Constraining Estimates of Variable Consideration in the measurement and recognition of monthly transaction fee revenues.

The Company respectfully advises the Staff that as mentioned above, in accordance with the contracts entered into among borrowers, investors and us where the Company acted as an agent, borrowers are required to pay the outstanding unpaid transaction fee in full in the event of prepayment. As such, the monthly transaction fee is considered a fixed consideration as opposed to a variable consideration. As such, the monthly transaction fee is included in the transaction price at inception and allocated to different performance obligations based on their standalone selling prices.

In response to the Staff’s comments, the Company will disclose the revenue recognition policy related to prepayments in future Form 20-F filings.

Note 4. Loans Receivable, net, page F-44

7.

Whole loan receivables of RMB 2,571.5 billion at December 31, 2018 relate to consolidated trusts established in partnership with institutional funding partners. In accordance with ASC 310-10-35-4 an impairment loss shall be recognized when based on all available information it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written-off in the period deemed uncollectible. Please address the following in future filings:

•	Disaggregate loans 90 days or more past due between 91-120, 121-150, 151-180 days past due and disclose loans accruing interest 90 days past due;

In response to the Staff’s comments, the Company will disaggregate loans 90 days or more past due between 91-120, 121-150, 151-180 days past due and disclose loans accruing interest 90 days past due in future Form 20-F filings substantially in the same form as follows:

The table below sets forth the aging of loans as of December 31, 2018:

	Current	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	180 days or more past due	Total loans
	(in millions of RMB)
Loans receivable	2,319.9	59.7	11.2	7.7	7.0	166.0	2,571.5

The loans receivable balance that is 180 days or more past due is fully reserved as of December 31, 2018.

Loans receivable is put on non-accrual status if the loans have been past due for more than 90 days. Any accrued but unpaid interests were reversed for loans in non-accrual status. As such, no loans are accruing interest 90 days past due.

•	Disclose why no loans were written-off against the related allowance considering the historical loan performance and delinquency data beginning on page 84;

The Company respectfully advises the Staff that the loan performance and delinquency data on page 84 describes the loan performance data for loans facilitated through our online consumer finance marketplace by both individual investors and institutional funding partners including the consolidated trusts and the Company’s micro-lending subsidiary. The loans funded by individual investors account for a majority of the loans on our platform. The lenders of these loans are individual investors, not the Company. However, in order to present the delinquency data in a format that is helpful for the Company’s investors to accurately understand our business, the Company disclosed the delinquency data presuming that the loans that are delinquent for 180 days or more were charged off. In other words, these loans were excluded from the computation of delinquency rate. For presentation purposes, the Company calculates delinquency rate in such manner as the Company believes that this is more comparable to on-balance sheet financial institutions and lenders. The calculation method used for the presentation of delinquency data on page 84 is not the same with that used to assess write-offs for loans receivable, where loans are written off only after all commercially reasonable means of recovery have been exhausted as disclosed in note 2(n) on page F-25.

In response to the Staff’s comments, the Company will disclose the reason discussed above in future Form 20-F filings.

•	Tell us how your write-off policy is in accordance with U.S. GAAP;

The Company respectfully advises the Staff that as prescribed in ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written off in the period deemed uncollectible. Uncollectible generally means loans remain past due after all commercially reasonable means of recovering the loan balance have been exhausted. As disclosed in note 2(n) on page F-25, the Company writes-off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The Company generally takes the following steps to recover loans that are past due for an extended period of time, (i) from time to time, the Company will outsource third party service providers to collect these loans; (ii) when deemed necessary, the Company may sue certain borrowers for overdue amount; (iii) eventually the Company may sell these loans to third party asset management companies. The Company will continue the collection effort until the Company actually sells off these loans, which is when the Company thinks that all commercially reasonable means of recovery have been exhausted and is considered no longer recoverable from the delinquent debtor.

In response to the Staff’s comments, the Company will further elaborate the write-off policy in future Form 20-F filings.

•	Disclose if you have any loans past due more than 180 days since you disclose on page 84 that loans that are delinquent for 180 days or more are typically charged-off; and

The Company respectfully advises the Staff that there were loans receivable amounting to RMB166.0 million that were 180 days or more past due that were fully reserved for by the allowance as of December 31, 2018.

In response to the Staff’s comments, the Company will modify the disclosure on page 84 in future Form 20-F filings and disclose that “loans that are delinquent for 180 days or more are not included in the delinquency rate calculation” since the Company is in no position to write off these off balance sheet loans. As the Company has already disclosed the write-off policy related to loans receivable in note 2(n) on page F-25, the Company will disclose the loans receivable balance past due more than 180 days in future Form 20-F fillings.

•

Disclose the components of funds payable to investors of consolidated trusts of RMB 2,808.5 disclosed on page F-45 and reconcile to funds payable to investors of consolidated trusts liabilities of RMB 1,505.9 on the consolidated balance sheets on page F-3.

The Company respectfully advises the Staff that the difference between payable to investors of consolidated trusts on page F-45 (i.e. the disclosure of standalone financial statement of consolidated trusts) and page F-3 represents the principal of subordinated layer of trust invested by us and the related residual interest the Company is entitled to, which are eliminated when the Company consolidated the trusts in our consolidated statement of balance sheet.

In response to the Staff’s comments, the Company will disclose in future Form 20-F filings the components of funds payable to investors of consolidated trusts and reconciliation to funds payable to investors of consolidated trusts liabilities substantially in the same form as follows:

The table below sets forth the reconciliation of funds payable to investors of consolidated trusts on page F-45 and page F-3:

	Investors	The Company	Total
	(in millions of RMB)
Principal invested	1,493.9	1,093.6	2,587.6
Accrued interest/residual interest	12.0	209.0	221.0
Total	1,505.9	1,302.6	2,808.6

Note 8. Accounts receivable and contract assets, page F-47

8.

You state that accounts receivable and contract assets are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that the balance will not be collected. No accounts receivable or contract assets were written-off in 2018 even though you had delinquent accounts past due up to 179 days. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written-off in the period deemed uncollectible. Please address the following in future filings:

•

Disaggregate your accounts receivable aging by type of fee, i.e. loan facilitation, post-origination and other and disaggregate accounts 90 days or more past due between 91-120, 121-150, 151-179 days past due by type of fee;

In response to the Staff’s comments, the Company will disaggregate accounts receivable aging by type of fee in future Form 20-F filings in the form substantially as follows:

The table below sets forth aging of accounts receivable by type of fee as of December 31, 2018:

	Current	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	180 days or more past due	Total accounts receivable
	(in millions of RMB)
Loan facilitation	765.3	38.8	8.2	8.1	7.7	58.9	887.0
Post facilitation	10.3	4.2	1.7	1.9	1.9	13.7	33.7
Others	14.5	—	—	—	—	—	14.5
Total	790.1	43.0	9.9	10.0	9.6	72.6	935.2

The accounts receivable balance that is 180 days or more past due is fully reserved as of December 31, 2018.

•	Disclose why no loans were written-off against the related allowance considering the historical loan performance and delinquency data beginning on page 84;

The Company respectfully advises the Staff that the loan performance and delinquency data on page 84 describe the loan performance for loans facilitated through our online consumer finance marketplace by both individual investors and institutional funding partners including the consolidated trusts and the Company’s micro-lending subsidiary. The loans funded by individual investors account for a majority of the loans on our marketplace. The lenders of these loans are individual investors, not the Company. However, in order to present the delinquency data in a format that is helpful for the Company’s investors to accurately understand our business, the Company has disclosed the delinquency data presuming that the loans that are delinquent for 180 days or more were charged off. In other words, these loans were excluded from the computation of delinquency rate. For presentation purposes, the Company calculates delinquency rate in such manner as the Company believes that this is more comparable to on-balance sheet financial institutions and lenders. The calculation method used for the presentation of delinquency data on page 84 is not the same with that used to assess write-offs for accounts receivable, where accounts receivable is written off only after all commercially reasonable means of recovery have been exhausted as disclosed in note 2(k) on page F-20.

In response to the Staff’s comments, the Company will disclose the reason discussed above in future Form 20-F filings.

•	Disclose if you have any loans past due more than 180 days since you disclose on page 84 that loans that are delinquent for 180 days or more are typically charged-off; and

The Company respectfully advises the Staff that there were accounts receivable amounting to RMB72.6 million that were 180 days or more past due that were fully reserved for by the allowance as of December 31, 2018.

In response to the Staff’s comments, the Company will modify the disclosure on page 84 in future Form 20-F filings and disclose that “loans that are delinquent for 180 days or more are not included in the delinquency rate calculation” since the Company is in no position to write off these off balance sheet loans. As the Company has already disclosed the write-off policy related to accounts receivable in note 2(k) on page F-20, the Company will disclose the amount of accounts receivable past due more than 180 days in future Form 20-F fillings.

•	Tell us how your write-off policy is in accordance with U.S. GAAP.

The Company respectfully advises the Staff that as prescribed in ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written off in the period deemed uncollectible. Uncollectible generally means loans remain past due after all commercially reasonable means of recovering the loan balance have been exhausted. As disclosed in note 2(k) on page F-20, the Company writes-off the accounts receivable and the related allowance when management reaches a settlement with others regarding the underlying off balance sheet loans or the Company determines that the balance is not recoverable. The Company generally takes the following steps for loans and related transaction fee that are past due for an extended period of time, (i) from time to time, the Company will outsource third party service providers to collect these loans; (ii) when deemed necessary, the Company may sue certain borrowers for overdue amount; (iii) eventually the Company may sell these loans to third party asset management companies. The Company will continue the collection effort until the Company actually sells off these loans, which is when the Company thinks that all commercially reasonable means of recovery have been exhausted and the accounts receivable balance is not recoverable.

In response to the Staff’s comments, the Company will further elaborate the write-off policy in future Form 20-F filings.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Form 20-F for the fiscal year ended December 31, 2018, please contact the undersigned at +86 21 8030 3200. Thank you.

Very truly yours,

/s/ Simon Tak Leung Ho
Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom
Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP